Exhibit 4.63
ASSIGNMENT OF AGREEMENT
This Agreement is made and entered into as of the 30th day of May, 2008 by and among Level Up Network India Pvt. Ltd. (‘Assignor’), a company incorporated under the Companies Act, 1956, and having its registered office at 3, Silver Cascade, 110 AA, Senapati Bapat Marg, Dadar (W), Mumbai — 400 028, India and Level Up! International Holdings Pte. Ltd. (‘Assignee’) a limited liability company organized and existing under the laws of the Republic of Singapore, with head office at the 77 Robinson Road, SIA Building #16-00, Republic of Singapore 068896 and Gravity Co., Ltd.,(‘Gravity’) a corporation duly organized and existing under and by virtue of the laws of the Republic of Korea, having its principal office at 15F Nuritkum Square BIZ Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, 121-836 Republic of Korea.
RECITALS
WHEREAS, Gravity has entered into EXCLUSIVE RAGNAROK SOFTWARE LICENSE AGREEMENT, with Assignor, on 24 May 2004 and subsequent amendments dated as of 2 November 2004, 20 April 2005, 7 June 2005 and 22 August 2005, and TRADE MARK LICENSE AGREEMENT, with Assignor, on 11 June 2004 listed in Exhibit A and incorporated in this Agreement by reference (the ‘Contracts’); and
WHEREAS, as of 30th day of May, 2008, Assignor will transfer to Assignee substantially all of its assets by virtue of an agreement of purchase and sale between Assignor and Assignee (the ‘Transfer’); and
WHEREAS, Assignee agrees to assume all obligations and liabilities of Assignor under the Contracts by virtue of the Transfer; and
WHEREAS, It is consistent with Gravity interest to recognize Assignee as the successor party to the Contracts.
NOW THEREFORE, the parties hereto by this Agreement effective upon the close of the Transfer agree as follows:
1.	Assignor hereby assigns the Contracts to Assignee.

2.	Assignor confirms the Transfer to Assignee and waives any claims and rights against Gravity that it now has or may have in the future in the connection with the Contracts.

3.	Assignee agrees to be bound by and to perform the Contracts in accordance with the terms and conditions contained in the Contracts. Assignee also assumes all obligations and liabilities of, and all claims against, Assignor under the Contracts as if Assignee were the original party to the Contracts.

4.	Assignee ratifies all previous actions taken by Assignor with respect to the Contracts, with the same force and effect as if the action had been taken by Assignee.

5.	Gravity consents to the assignment herein and recognizes Assignee as successor in interest in and to the Contracts. Assignee, by this Agreement becomes entitled to all rights, titles, and interests of Assignor in and to the Contracts as if Assignee were the original party to the Contracts.

6.	All Payments and reimbursements previously made to Assignor, and all other previous actions taken by Gravity under the Contracts, shall be considered to have discharged those parts of Gravity obligations under the Contracts.

7.	Assignor and Assignee agree that Gravity is not obligated to pay or reimburse either of them for, or otherwise give effect to, any costs, taxes, or other expenses, or any related increases, directly or indirectly arising out of or resulting from the Transfer.

8.	No modification to the Contracts is made or intended hereby, except that Assignee is now and hereafter substituted for Assignor.

Assignor: Level Up Network India Pvt. Ltd.	Assignee: Level Up! International Holdings Pte. Ltd.
By:	By:

Gravity Co., Ltd.

By:
Il Young Ryu Chairman & CEO